March 24, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Notice of disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, included in Annual Report on Form 20-F for the year ended December 31, 2022 of Equinor ASA

Dear Sirs,

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Equinor ASA has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission on March 23, 2023.

Sincerely,

EQUINOR ASA

By:	/s/ Stig Einar Smedsvig
Name:	Stig Einar Smedsvig
Title:	Vice President Legal

Company Equinor ASA Registered Number NO 923 609 016 MVA	Office address Forusbeen 50 4035 Stavanger Norway	Telephone +47 51 99 00 00	Internet www.equinor.com